ASX/MEDIA RELEASE	20th June 2005

pSivida initiates R&D collaboration with
University of South Australia
New R&D collaboration to focus on delivery of biopharmaceuticals in BioSilicon™

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, XETRA:PSI) announces today that it has entered into a research and development collaboration with the Ian Wark Research Institute (“The Wark™”) at the University of South Australia to evaluate the potential of its BioSilicon™ platform for the delivery of protein- and peptide-based therapeutics.

Protein- and peptide-based drugs (or biopharmaceuticals), including antibodies, hormones and growth factors, already account for a substantial and increasing segment of the pharmaceutical market. A recent market report1 estimates global sales of biopharmaceuticals in 2004 at approximately US$48 billion, and these have been increasing at 19% over the past five years; this represents about 9% of the global pharmaceutical market, which is estimated at US$550 billion and which grew 7% in 2004, according to IMS Health.

Biopharmaceuticals are used to treat a broad spectrum of conditions, ranging from cancer to diabetes and from anaemia to osteoporosis. Furthermore, biopharmaceuticals account for more than one third of the industry’s development pipeline1. However, this class of drugs faces several problems with their use, which significantly impacts on their effectiveness, for example they cannot be easily administered orally, and they tend to be very susceptible to rapid degradation.

pSivida’s promising preliminary investigations using BioSilicon™ have indicated its utility for the delivery of biopharmaceuticals, including its potential for the development of new controlled release formulations of existing marketed therapeutics. The collaboration with the Wark™, which is initially for a period of six months with the possibility of further extension, will investigate further this potential application of BioSilicon™ and will form the basis of future R&D programmes in this important area.

pSivida’s Managing Director, Gavin Rezos, said, “The Ian Wark Research Institute is one of the leading science and technology centres in Australia and I am very pleased that we have initiated this exciting R&D project with them. The R&D expertise and track record of the Wark™ in the areas of nanotechnology, biomaterials and drug delivery means that we have an excellent opportunity to advance the development of our unique BioSilicon™ platform as a potential solution to the current problems surrounding the delivery of biopharmaceuticals.”

Professor Clive Prestidge, Head of the Bio and Polymer Interfaces research group at The Wark™, said, “One of our core philosophies is to establish links with companies at the leading edge of research in nano and biomaterials and we are very pleased and excited to be working with pSivida on this R&D programme.”

-ENDS-

Released by:

In Australia:	In US:
Josh Mann	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

1 Research & Markets (May 2005) Biopharmaceuticals - Current Market Dynamics and Future Outlook

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, with 30 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

The Ian Wark Research Institute, University of South Australia

The Ian Wark Research Institute is a premier research facility of the University of South Australia, incorporating the Australian Research Council Special Research Centre for Particle and Material Interfaces. The WarkTM conducts a blend of fundamental and applied research on materials of all kinds, with an underlying emphasis on surface phenomena. Since its inception just over 10 years ago, The Wark has created an enviable record of research performance and practical problem-solving for industry partners. A core activity within the institute is the research undertaken by the Bio and Polymer Interfaces Sector which specialises in biomaterials; applying advanced surface chemistry techniques to the study of drug delivery and formulation, interfacial phenomena in pharmaceutical processing and manufacturing, the structure of biological cells, membranes and tissues and the adsorption of proteins and other biological compounds at bio-interfaces.

For more information, visit www.unisa.edu.au/iwri

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.